OPPENHEIMER MULTI-GOVERNMENT TRUST

             OFFICERS AND TRUSTEES
             Leon Levy, Chairman of the Board
              of Trustees
             Leo Cherne, Trustee
             Edmund T. Delaney, Trustee
             Robert G. Galli, Trustee
             Benjamin Lipstein, Trustee
             Elizabeth B. Moynihan, Trustee
             Kenneth A. Randall, Trustee
             Edward V. Regan, Trustee
             Russell S. Reynolds, Jr., Trustee
             Sidney M. Robbins, Trustee
             Donald W. Spiro, Trustee and President
             Pauline Trigere, Trustee
             Clayton K. Yeutter, Trustee
             Thomas P. Reedy, Vice President
             Ashwin K. Vasan, Vice President
             Eva A. Zeff, Vice President
             George C. Bowen, Treasurer
             Lynn M. Coluccy, Assistant Treasurer
             Andrew J. Donohue, Secretary
             Robert G. Zack, Assistant Secretary

             INVESTMENT ADVISER
             Oppenheimer Management Corporation

             ADMINISTRATOR
             Mitchell Hutchins Asset Management Inc.

             TRANSFER AGENT AND REGISTRAR
             Shareholder Financial Services, Inc.

             CUSTODIAN OF PORTFOLIO SECURITIES
             The Bank of New York

             INDEPENDENT AUDITORS
             KPMG Peat Marwick

             LEGAL COUNSEL
             Gordon Altman Butowsky Weitzen Shalov &
              Wein

                 This is a copy of a report to shareholders of Oppenheimer Multi-Government Trust. It does not offer for sale or solicit orders to buy any securities.

                 Notice is hereby given in accordance with Section 23(c) of the Investment Company Act of 1940 that periodically the Trust may purchase its shares of beneficial interest in the open market at prevailing market prices.

RA675 (10/93) [LOGO]

             1993 ANNUAL REPORT

- ------------------------------------------------------
             O P P E N H E I M E R

      MULTI-GOVERNMENT
      TRUST

             OCTOBER 31, 1993

        [LOGO]

REPORT TO SHAREHOLDERS:

Oppenheimer Multi-Government Trust produced an annualized dividend yield of 9.29% for the 28-day period ended October 31, 1993.(1) During the past twelve months, the Trust's total return at net asset value was 10.08%.(2)

The Trust seeks high current income consistent with preservation of capital and has a secondary emphasis on capital appreciation. In keeping with its flexible investment strategy, the Trust's managers seek high yields in different economic environments by shifting assets among the various fixed income sectors described below. As of October 31, 1993, the Trust's portfolio was allocated as follows:(3)

53.7%  U.S. government obligations
12.9%  Foreign government fixed income securities
 4.3%  Money market instruments
29.1%  Corporate bonds, notes and warrants

U.S. interest rates continued to decline throughout 1993 and the U.S. economy has remained in a slow growth mode. Many economies overseas appear poised to rebound from recession, and in Europe, we believe that there is a strong likelihood that interest rates will fall causing prices of some existing bond investments to rise.

We took advantage of the rise in price of long-term U.S. Treasuries and recently sold a portion of the Fund's investments in these securities. This strategy reduced the average maturity of the Fund's U.S. government investments, helping to limit the risks associated with a rise in interest rates.

We continue to diversify the Trust's holdings in the foreign sector, particularly in emerging markets where growth rates in many cases are higher than in the U.S. The Trust's holdings are distributed across three broad regions -- Europe, the "Dollar bloc" countries of Australia, Canada and New Zealand, and emerging markets. We are maintaining a relatively short average maturity in these investments to help guard against the risks of a rise in interest rates, which would cause the value of bond investments to fall.

In addition to offering attractive yields, many of the high yield corporate bonds in the portfolio have appreciated in price as the U.S. economic recovery has helped corporations increase profits and strengthen balance sheets. In particular, the Trust has increased its holdings in the broadcast and media sector which we expect will experience rapid growth.

Thank you for your confidence in Oppenheimer Multi-Government Trust. We will continue to monitor the market conditions closely to seek out the best opportunities for the Trust.

Sincerely,


Donald W. Spiro
President -- Oppenheimer
   Multi-Government Trust

November 19, 1993


(1) Dividend yield was calculated by annualizing the 28-day October dividend of $.057 per share and dividing that amount by the 10/29/93 closing price on The New York Stock Exchange of $8.00 per share.

(2) Based on the change in net asset value per share from 10/31/92 to 10/31/93, with all dividends reinvested. Brokerage costs and taxes were not considered. Past performance does not guarantee future results.

(3) Portfolio allocations are subject to change.

STATEMENT OF INVESTMENTS October 31, 1993
Oppenheimer Multi-Government Trust

      Face                                                                                        Market
     Amount                                                                                    Value-Note 1
  ------------                                                                                 ------------
                REPURCHASE AGREEMENTS--4.1%
  $  2,300,000  Repurchase agreement with J.P. Morgan Securities, Inc., 2.93%, dated 10/29/93 and maturing 11/1/93, collateralized by U.S. Treasury Bills, 3.16%,
                  4/14/94, with a value of $2,354,965 (Cost $2,300,000)......................  $ 2,300,000
                                                                                               ------------
                SHORT-TERM FOREIGN GOVERNMENT OBLIGATIONS--5.0%
    +9,271,550  United Mexican States Treasury Bills, 0%, 2/24/94 (Cost $2,840,528)..........    2,835,843
                                                                                               ------------
                LONG-TERM FOREIGN GOVERNMENT OBLIGATIONS--7.1%
    +1,600,000  Canada (Government of) Bonds, Series A37, 10.50%, 3/1/01 (4).................    1,474,720
    +2,285,850  First Australia National Mortgage Acceptance Corp. Ltd. Bonds, Series 22,
                  11.40%, 12/15/01...........................................................    1,769,607
    +1,100,000  Treasury Corp. of Victoria Gtd. Bonds, 8.25%, 10/15/03.......................      797,046
                                                                                               ------------
                Total Long-Term Foreign Government Obligations (Cost $3,851,213).............    4,041,373
                                                                                               ------------
                SHORT-TERM FOREIGN CORPORATE BONDS AND NOTES--2.6%
                Citibank:
       204,050  20.50% CD, 11/5/93(3)........................................................      495,229
       408,400  17.35% CD, 7/28/94(3)........................................................      991,187
                                                                                               ------------
                Total Short-Term Foreign Corporate Bonds and Notes (Cost $1,510,916).........    1,486,416
                                                                                               ------------
                LONG-TERM U.S. GOVERNMENT OBLIGATIONS--50.9%
                Federal Home Loan Mortgage Corp. Mtg.-Backed Certificates:
       252,306  11.50%, 1/1/18...............................................................      284,433
     1,194,879  13%, 5/1/19..................................................................    1,372,629
                Federal National Mortgage Assn.:
     5,068,515  7%, 7/1/23...................................................................    5,211,067
     4,872,262  7% Guaranteed Pass-Through Certificates, 8/1/23..............................    5,009,294
                U.S. Treasury Nts.:
    14,500,000  13.125%, 5/15/94.............................................................   15,270,239
     1,500,000  12.625%, 8/15/94.............................................................    1,607,805
                                                                                               ------------
                Total Long-Term U.S. Government Obligations (Cost $29,711,928)...............   28,755,467
                                                                                               ------------
                U.S. CORPORATE BONDS AND NOTES--25.0%
                AEROSPACE/DEFENSE--.8%
       600,000  GPA Delaware, Inc., 8.75% Gtd. Nts., 12/15/98................................      466,500
                                                                                               ------------
                BROADCAST MEDIA/CABLE TV--3.7%
       300,000  Adelphia Communications Corp., 12.50% Sr. Nts., 5/15/02......................      337,125
       400,000  Cablevision Systems Corp., 9.875% Sr. Sub. Debs., 2/15/13....................      472,000
       300,000  Continental Cablevision, Inc., 9.50% Sr. Debs., 8/1/13.......................      337,500
       600,000  International Cabletel, Inc., 0%/10.875% Sr. Def. Cpn. Nts., 10/15/03(1).....      384,000
       900,000  Panamsat LP/Panamsat Capital Corp., 0%/11.375% Sr. Sub. Disc. Nts.,
                  8/1/03(1)..................................................................      585,000
                                                                                               ------------
                                                                                                 2,115,625
                                                                                               ------------
                BUILDING MATERIALS--2.6%
       300,000  American Standard, Inc., 9.875% Sr. Sub. Nts., 6/1/01........................      304,500
       400,000  Pacific Lumber Co., 10.50% Sr. Nts., 3/1/03..................................      407,000
                USG Corp.:
       500,000  10.25% Sr. Sec. Nts., 12/15/02...............................................      514,375
       250,000  8.75% Debs., 3/1/17..........................................................      231,875
                                                                                               ------------
                                                                                                 1,457,750
                                                                                               ------------

Oppenheimer Multi-Government Trust

      Face                                                                                        Market
     Amount                                                                                    Value-Note 1
  ------------                                                                                 ------------
                U.S. CORPORATE BONDS AND NOTES (CONTINUED)
                CONSUMER GOODS--MANUFACTURING--1.6%
  $    400,000  Amstar Corp., 11.375% Sr. Sub. Nts., 2/15/97.................................  $   410,000
       800,000  Coleman Holdings, Inc., 0% Sr. Sec. Disc. Nts., 5/27/98(2)...................      503,000
                                                                                               ------------
                                                                                                   913,000
                                                                                               ------------
                CONTAINERS--PAPER--1.1%
                Gaylord Container Corp.:
       400,000  11.50% Sr. Nts., 5/15/01.....................................................      405,000
       300,000  0%/12.75% Sr. Sub. Disc. Debs., 5/15/05(1)...................................      216,375
                                                                                               ------------
                                                                                                   621,375
                                                                                               ------------
                FINANCIAL/INSURANCE--.7%
       400,000  Card Establishment Services, Inc., 10% Sr. Sub. Nts., 10/1/03(2).............      415,000
                                                                                               ------------
                FOOD AND RESTAURANTS--3.5%
       300,000  American Restaurant Group, Inc., 12% Gtd. Sr. Sec. Nts., 9/15/98.............      299,625
       400,000  Di Giorgio Corp., 12% Sr. Nts., 2/15/03......................................      427,500
       400,000  Flagstar Corp., 10.75% Sr. Nts., 9/15/01.....................................      410,500
       400,000  Royal Crown Corp., 9.75% Sr. Sec. Nts., 8/1/00...............................      409,500
       400,000  Specialty Foods Corp., 10.75% Sr. Nts., 8/15/01(2)...........................      406,000
                                                                                               ------------
                                                                                                 1,953,125
                                                                                               ------------
                GAMING/HOTELS--.5%
       300,000  Station Casinos, Inc., 9.625% Sr. Sub. Nts., 6/1/03..........................      301,500
                                                                                               ------------
                HEALTHCARE/MEDICAL PRODUCTS--.5%
       300,000  Eye Care Centers of America, Inc., Units(2)..................................      306,000
                                                                                               ------------
                HOME BUILDING/DEVELOPMENT--.8%
       400,000  NVR, Inc., 11% Gtd. Sr. Nts., 4/15/03........................................      421,000
                                                                                               ------------
                MANUFACTURING--DIVERSIFIED--1.5%
       400,000  Foamex LP/Foamex Capital Corp., 11.25% Sr. Nts., 10/1/02.....................      433,000
       400,000  Imo Industries, Inc., 12.25% Sr. Sub. Debs., 8/15/97.........................      405,000
                                                                                               ------------
                                                                                                   838,000
                                                                                               ------------
                OIL AND GAS--EXPLORATION AND PRODUCTION--1.0%
                Mesa Capital Corp.:
       101,000  0%/12.75% Disc. Nts., 6/30/96 (1)............................................       83,830
        25,000  0%/12.75% Cv. Disc. Nts., 6/30/98 (1)........................................       48,250
       482,000  0%/12.75% Sec. Disc. Nts., 6/30/98 (1).......................................      410,905
                                                                                               ------------
                                                                                                   542,985
                                                                                               ------------
                OIL AND GAS--REFINING--.8%
       400,000  Wainoco Oil Corp., 12% Sr. Nts., 8/1/02......................................      421,000
                                                                                               ------------
                PUBLISHING--.8%
       900,000  Bell & Howell Holdings Co., 0%/11.50% Sr. Disc. Debs., Series B, 3/1/05
                  (1)........................................................................      479,250
                                                                                               ------------
                RETAIL--FOOD AND DRUG--.7%
       400,000  Purity Supreme, Inc., 11.75% Sr. Sec. Nts., Series B, 8/1/99.................      386,000
                                                                                               ------------

Oppenheimer Multi-Government Trust

      Face                                                                                        Market
     Amount                                                                                    Value-Note 1
  ------------                                                                                 ------------
                U.S. CORPORATE BONDS AND NOTES (CONTINUED)
                RETAIL--SPECIALTY--2.2%
  $    400,000  Brylane LP/Brylane Capital Corp., 10% Sr. Sub. Nts., 9/1/03(2)...............  $   409,000
       250,000  Finlay Enterprises, Inc., 0%/12% Sr. Disc. Debs., 5/1/05(1)..................      147,500
       250,000  Finlay Fine Jewelry Corp., 10.625% Sr. Nts., 5/1/03..........................      251,875
       400,000  Musicland Group, Inc. (The), 9% Sr. Sub. Nts., 6/15/03.......................      407,000
       300,000  Pay 'N Pak Stores, Inc., 13.50% Sr. Sub. Debs., 6/1/98 *.....................        3,000
                                                                                               ------------
                                                                                                 1,218,375
                                                                                               ------------
                SERVICES--1.2%
       500,000  Envirotest Systems Corp., 9.625% Sr. Sub. Nts., 4/1/03.......................      508,750
       200,000  Moran Energy, Inc., 8.75% Cv. Sub. Debs., 1/15/08............................      149,799
                                                                                               ------------
                                                                                                   658,549
                                                                                               ------------
                TELECOMMUNICATIONS--.6%
       500,000  Horizon Cellular Telephone LP/Horizon Finance Corp., 0%/11.375% Sr. Sub.
                  Disc. Nts., 10/1/00 (1)(2).................................................      350,000
                                                                                               ------------
                TEXTILES/APPAREL--.4%
       250,000  Consoltex Group, Inc., 11% Gtd. Sr. Sub. Nts., Series A, 10/1/03 (2).........      251,250
                                                                                               ------------
                Total U.S. Corporate Bonds and Notes (Cost $13,858,017)......................   14,116,284
                                                                                               ------------

     Shares
  ------------
                Common Stocks--.0%
           500  Finlay Enterprises, Inc., Cl. A * (Cost $5,365)..............................        5,500
                                                                                               ------------

Total Investments, at Value (Cost $54,077,967)...............................      94.7%   53,540,883
Other Assets Net of Liabilities..............................................        5.3    2,985,532
                                                                               ---------  -----------
Net Assets...................................................................     100.0%  $56,526,415
                                                                               ---------  -----------
                                                                               ---------  -----------

 +  Face amount is reported in foreign currency.
 *  Non-income producing security.
(1) Represents a zero coupon bond that converts to a fixed rate of interest at a designated future date.
(2) Restricted security--See Note 5 of Notes to Financial Statements.
(3) Indexed instrument for which the principal amount due at maturity is affected by the relative value of a foreign security.
(4) Securities with an aggregate market value of $1,474,720 are segregated to collateralize outstanding forward foreign currency exchange contracts. See
    Note 6 of Notes to Financial Statements.

See accompanying Notes to Financial Statements.

Statement of Assets and Liabilities October 31, 1993
Oppenheimer Multi-Government Trust

ASSETS:
Investments, at value (cost $54,077,967) -- see accompanying statement.................  $53,540,883
Unrealized appreciation on forward foreign currency exchange contracts -- Note 6.......       52,884
Cash...................................................................................       81,200
Receivables:
  Investments sold.....................................................................    1,855,076
  Interest.............................................................................    1,457,607
Other..................................................................................       11,519
                                                                                         -----------
    Total assets.......................................................................   56,999,169
                                                                                         -----------
LIABILITIES:
Payables and other liabilities:
  Investments purchased................................................................      300,000
  Dividends............................................................................       71,982
  Management and administrative fees -- Note 4.........................................       16,611
  Other................................................................................       84,161
                                                                                         -----------
    Total liabilities..................................................................      472,754
                                                                                         -----------
NET ASSETS.............................................................................  $56,526,415
                                                                                         -----------
                                                                                         -----------
COMPOSITION OF NET ASSETS:
Par value of shares of beneficial interest.............................................  $    66,155
Additional paid-in capital.............................................................   59,800,516
Distributions in excess of net investment income.......................................      (27,770)
Accumulated net realized loss from investment, written option and foreign currency
  transactions.........................................................................   (2,826,976)
Net unrealized appreciation of investments -- Note 3...................................      240,658
Net unrealized depreciation on translation of assets and liabilities denominated in
  foreign currencies...................................................................     (726,168)
                                                                                         -----------
NET ASSETS--Applicable to 6,615,505 shares of beneficial interest outstanding..........  $56,526,415
                                                                                         -----------
                                                                                         -----------
NET ASSET VALUE PER SHARE..............................................................        $8.54
                                                                                         -----------
                                                                                         -----------

See accompanying Notes to Financial Statements.

Statement of Operations For the Year Ended October 31, 1993
Oppenheimer Multi-Government Trust

INVESTMENT INCOME--Interest.................................  $6,040,151
                                                              ----------
EXPENSES:
Management fees--Note 4.....................................     363,058
Administrative fees--Note 4.................................     111,769
Shareholder reports.........................................      60,678
Transfer agent and accounting services fees--Note 4.........      58,799
Legal and auditing fees.....................................      26,215
Custodian fees and expenses.................................      24,134
Trustees' fees and expenses.................................      16,233
Other.......................................................      22,571
                                                              ----------
    Total expenses..........................................     683,457
                                                              ----------
NET INVESTMENT INCOME.......................................   5,356,694
                                                              ----------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized loss on investments............................    (399,294)
                                                              ----------
Net change in unrealized appreciation (depreciation) of
  investments:
  Beginning of year.........................................    (961,685)
  End of year--Note 3.......................................     240,658
                                                              ----------
    Net change..............................................   1,202,343
                                                              ----------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS.............     803,049
                                                              ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS BEFORE
  FOREIGN
  EXCHANGE LOSS.............................................   6,159,743
                                                              ----------
REALIZED AND UNREALIZED FOREIGN EXCHANGE LOSS:
Net realized loss on foreign currency transactions..........    (472,486)
                                                              ----------
Net change in unrealized depreciation on translation of
  assets and liabilities denominated in foreign currencies:
  Beginning of year.........................................    (459,622)
  End of year...............................................    (726,168)
                                                              ----------
    Net change..............................................    (266,546)
                                                              ----------
NET REALIZED AND UNREALIZED FOREIGN EXCHANGE LOSS...........    (739,032)
                                                              ----------
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS........  $5,420,711
                                                              ----------
                                                              ----------

See accompanying Notes to Financial Statements.

Statements of Changes in Net Assets
Oppenheimer Multi-Government Trust

                                                                              Year Ended October 31,
                                                                             ------------------------
                                                                                1993         1992
                                                                             -----------  -----------
OPERATIONS:
Net investment income......................................................  $ 5,356,694  $ 5,769,482
Net realized gain (loss) on investments....................................     (399,294)     817,778
Net realized loss from foreign currency transactions.......................     (472,486)    (483,725)
Net change in unrealized appreciation or depreciation of investments.......    1,202,343   (2,759,629)
Net change in unrealized appreciation or depreciation on translation of
  assets and liabilities denominated in foreign currencies.................     (266,546)    (155,620)
                                                                             -----------  -----------
  Net increase in net assets resulting from operations.....................    5,420,711    3,188,286
                                                                             -----------  -----------
DIVIDENDS AND DISTRIBUTIONS TO SHAREHOLDERS:
From net investment income ($.751 and $.918 per share, respectively).......   (4,929,126)  (5,914,773)
Tax return of capital distribution ($.08 per share)........................     (527,213)          --
                                                                             -----------  -----------
    Total dividends and distributions to shareholders......................   (5,456,339)  (5,914,773)
BENEFICIAL INTEREST TRANSACTIONS:
Proceeds from shares issued to shareholders in reinvestment of dividends...      893,881    1,186,620
                                                                             -----------  -----------
    Total increase (decrease) in net assets................................      858,253   (1,539,867)
NET ASSETS:
Beginning of year..........................................................   55,668,162   57,208,029
                                                                             -----------  -----------
End of year (including (distributions in excess of) undistributed net investment income of $(27,770) and $64,108, respectively)................  $56,526,415  $55,668,162
                                                                             -----------  -----------
                                                                             -----------  -----------

See accompanying Notes to Financial Statements.

Financial Highlights
Oppenheimer Multi-Government Trust

                                                                   Year Ended October 31,
                                                 ----------------------------------------------------------
                                                    1993        1992        1991        1990       1989+
                                                 ----------  ----------  ----------  ----------  ----------
PER SHARE OPERATING DATA:
Net asset value, beginning of period...........  $    8.55   $    8.97   $    8.66   $    9.12   $    9.30
                                                 ----------  ----------  ----------  ----------  ----------
Income from investment operations:
  Net investment income........................        .82         .89         .97         .96         .82
  Net realized and unrealized gain (loss) on
    investments, options written and foreign
    currencies.................................         --        (.39)        .33        (.43)       (.09)
                                                 ----------  ----------  ----------  ----------  ----------
    Total income from investment operations....        .82         .50        1.30         .53         .73
                                                 ----------  ----------  ----------  ----------  ----------
Dividends and distributions to shareholders:
  Dividends from net investment income.........       (.75)       (.92)       (.99)       (.94)       (.80)
  Tax return of capital distribution...........       (.08)         --          --          --          --
  Distributions from net realized gain on
    investments, options written and foreign
    currencies.................................         --          --          --        (.05)       (.04)
                                                 ----------  ----------  ----------  ----------  ----------
    Total dividends and distributions to
      shareholders.............................       (.83)       (.92)       (.99)       (.99)       (.84)
Offering costs.................................         --          --          --          --        (.07)
                                                 ----------  ----------  ----------  ----------  ----------
Net asset value, end of period.................  $    8.54   $    8.55   $    8.97   $    8.66   $    9.12
                                                 ----------  ----------  ----------  ----------  ----------
                                                 ----------  ----------  ----------  ----------  ----------
Market value, end of period....................  $    8.00   $    8.63   $    9.50   $    7.75   $    9.00
TOTAL RETURN, AT MARKET
 VALUE***......................................       2.22%        .70%      37.18%      (3.27)%       .47%
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in thousands).......  $  56,526   $  55,668   $  57,208   $  54,676   $  57,418
Average net assets (in thousands)..............  $  55,877   $  56,970   $  55,604   $  56,175   $  57,012
Number of shares outstanding at end of period
 (in thousands)................................      6,616       6,511       6,378       6,310       6,298
Ratios to average net assets:
  Net investment income........................       9.59%      10.13%      11.06%      10.83%       9.85%*
  Expenses.....................................       1.22%       1.32%       1.21%       1.22%       1.34%*
Portfolio turnover rate**......................      112.5%       98.4%       59.9%       95.3%       98.7%

  * Annualized.
 **  The lesser  of purchases  or sales  of portfolio  securities for  a period, divided by the monthly average of the market value of portfolio securities owned during the period. Securities with a maturity or expiration date at the time of acquisition of one year or less are excluded from the calculation. Purchases and sales of investment securities (excluding short-term securities) for the year ended October 31, 1993 were $56,992,443 and $67,791,419, respectively.
*** Assumes a hypothetical purchase at the current market price on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and a sale at the current market price on the last business day of the period.
  + For the period from November 30, 1988 (commencement of operations) to October 31, 1989.

See accompanying Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
Oppenheimer Multi-Government Trust

1. SIGNIFICANT ACCOUNTING POLICIES
Oppenheimer Multi-Government Trust (the Trust) is registered under the Investment Company Act of 1940, as amended, as a diversified, closed-end management investment company. The Trust's investment adviser is Oppenheimer Management Corporation (the Manager). The following is a summary of significant accounting policies consistently followed by the Trust.

INVESTMENT VALUATION--Portfolio securities are valued at 4:00 p.m. (New York time) on the last day of each week on which day the New York Stock Exchange is open. Listed and unlisted securities for which such information is regularly reported are valued at the last sale price of the day or, in the absence of sales, at values based on the closing bid or asked price or the last sale price on the prior trading day. Long-term debt securities are valued by a portfolio pricing service approved by the Board of Trustees. Long-term debt securities which cannot be valued by the approved portfolio pricing service are valued by averaging the mean between the bid and asked prices obtained from two active market makers in such securities. Short-term debt securities having a remaining maturity of 60 days or less are valued at cost (or last determined market value) adjusted for amortization to maturity of any premium or discount. Securities for which market quotes are not readily available are valued under procedures established by the Board of Trustees to determine fair value in good faith. Forward foreign currency contracts are valued at the forward rate on a daily basis.

SECURITY CREDIT RISK--The Trust invests in high yield securities, which may be subject to a greater degree of credit risk, greater market fluctuations and risk of loss of income and principal, and may be more sensitive to economic conditions than lower yielding, higher rated fixed income securities. The Trust may acquire securities in default, and is not obligated to dispose of securities whose issuers subsequently default. At October 31, 1993, securities with an aggregate market value of $3,000, representing .01% of the Trust's total assets, were in default.

FOREIGN CURRENCY TRANSLATION--The accounting records of the Trust are maintained in U.S. dollars. Prices of securities denominated in non-U.S. currencies are translated into U.S. dollars at the closing rates of exchange. Amounts related to the purchase and sale of securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions. The net gain or loss resulting from changes in the foreign currency exchange rates is reported separately in the Statement of Operations.

The Trust generally enters into forward foreign currency exchange contracts as a hedge, upon the purchase or sale of a security denominated in a foreign currency. In addition, the Trust may enter into such contracts as a hedge against changes in foreign currency exchange rates on portfolio positions. A forward exchange contract is a commitment to purchase or sell a foreign currency at a future date, at a negotiated rate. Risks may arise from the potential inability of the counterparty to meet the terms of the contract and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

REPURCHASE AGREEMENTS--The Trust requires the custodian to take possession, to have legally segregated in the Federal Reserve Book Entry System or to have segregated within the custodian's vault, all securities held as collateral for repurchase agreements. If the seller of the agreement defaults and the value of the collateral declines, or if the seller enters an insolvency proceeding, realization of the value of the collateral by the Trust may be delayed or limited.

FEDERAL INCOME TAXES--The Trust intends to continue to comply with provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income, including any net realized gain on investments not offset by loss carryovers, to shareholders. Therefore, no federal income tax provision is required. At October 31, 1993, the Trust had available for federal income tax purposes an unused capital loss carryover of approximately $2,769,000, $1,293,000 of which

Oppenheimer Multi-Government Trust

will expire in 1998, $1,042,000 in 1999 and $434,000 in 2001.

TRUSTEES' FEES AND EXPENSES--The Trust has adopted a nonfunded retirement plan for the Trust's independent trustees. Benefits are based on years of service and fees paid to each trustee during the years of service. During the year ended October 31, 1993, a provision of $1,879 was made for the Trust's projected benefit obligations, resulting in an accumulated liability of $29,540 at October 31, 1993. No payments have been made under the plan.

DISTRIBUTIONS TO SHAREHOLDERS--The Trust intends to declare and pay dividends from net investment income every 28 days. Distributions from net realized gains on investments, if any, will be made at least once each year.

Taxable income and net realized capital gains available for distribution to shareholders, as determined under the provisions of the Internal Revenue Code, may differ from amounts determined for financial statement purposes. Differences result primarily from foreign currency transactions, deferred trustee compensation and bad debt expense. To the extent that those differences which are permanent in nature result in overdistributions to shareholders, amounts are reclassified between undistributed net investment income and accumulated net realized capital gains, and paid-in capital. As of November 1, 1992, the cumulative effect of such differences of $457,589 was reclassified as a reduction to paid-in capital, decreasing undistributed net investment income by $155,530 and decreasing the accumulated net realized loss by $613,119. An additional $599,195 was reclassified to reduce paid-in capital during the year ended October 31, 1993, as a result of differences in treatments of foreign currency transactions. The impact of this reclassification was to increase undistributed net investment income by $163,297 and further decrease the accumulated net realized loss by $435,898.

OTHER--Investment transactions are accounted for on the date the investments are purchased or sold (trade date) and dividend income is recorded on the ex-dividend date. Discount on securities purchased is amortized over the life of the respective securities, in accordance with federal income tax requirements. Realized gains and losses on investments and unrealized appreciation and depreciation are determined on an identified cost basis, which is the same basis used for federal income tax purposes. Interest on payment-in-kind debt instruments is accrued as income at the coupon rate and a market adjustment is made on the ex-date.

2. SHARES OF BENEFICIAL INTEREST
The Trust has authorized an unlimited number of $.01 par value shares of beneficial interest. Transactions in shares of beneficial interest were as follows:

                                        Year Ended
                                       October 31,
                                   --------------------
                                     1993       1992
                                   ---------  ---------
Net increase in shares from
  dividends reinvested...........    104,816    132,487
                                   ---------  ---------
                                   ---------  ---------

3. UNREALIZED GAINS AND LOSSES ON INVESTMENTS
At October 31, 1993, net unrealized appreciation of investments of $240,658 was composed of gross appreciation of $1,706,258, and gross depreciation of $1,465,600.

4. MANAGEMENT AND ADMINISTRATIVE FEES AND OTHER TRANSACTIONS WITH AFFILIATES Management fees paid to the Manager were in accordance with the investment advisory agreement with the Trust which provides for an annual fee of .65% on the Trust's net assets.

Mitchell Hutchins Asset Management Inc. serves as the Trust's Administrator. The Trust pays the Administrator an annual fee of .20% of the Trust's net assets.

The Manager acts as the accounting agent for the Trust at an annual fee of $18,000, plus out-of-pocket costs and expenses reasonably incurred.

Shareholder Financial Services, Inc. (SFSI), a wholly-owned subsidiary of the Manager, is the transfer agent and registrar for the Trust. Fees paid to SFSI are based on the number of accounts and the number of shareholder transactions, plus out-of-pocket costs and expenses.

Oppenheimer Multi-Government Trust

            5. RESTRICTED SECURITIES
            The Trust owns securities purchased in private placement transactions, without registration under the Securities Act of 1933 (the Act). The securities are valued under methods approved by the Board of Trustees as reflecting fair value. The Trust intends to invest no more than 10% of its net assets (determined at the time of purchase) in restricted and illiquid securities, excluding securities eligible for resale pursuant to Rule 144A of the Act that are determined to be liquid by the Board of Trustees or by the Manager under Board-approved guidelines.

                                                                               Valuation Per Unit
                                                 Acquisition                   as of October 31,
Security                                            Date        Cost Per Unit         1993
- ---------------------------------------------  ---------------  -------------  ------------------
Brylane LP/Brylane Capital Corp., 10% Sr.
 Sub. Nts., 9/1/03+..........................          8/20/93  $      99.22   $      102.25
Card Establishment Services, Inc., 10% Sr.
 Sub. Nts., 10/1/03+.........................          10/5/93        100.00          103.75
Coleman Holdings, Inc., 0% Sr. Sec. Disc.
 Nts., 5/27/98+..............................  7/15/93-8/18/93         60.54           62.88
Consoltex Group, Inc., 11% Gtd. Sr. Sub.
 Nts., Series A, 10/1/03+....................          9/23/93        100.00          100.50
Eye Care Centers of America, Inc., Units+....          9/28/93        100.00          102.00
Horizon Cellular Telephone LP/Horizon Finance
 Corp., 0%/11.375% Sr. Sub. Disc. Nts.,
 10/1/00+....................................          9/24/93         64.54           70.00
Specialty Foods Corp., 10.75% Sr. Nts.,
 8/15/01+....................................          8/10/93        100.00          101.50

                  + Transferable under Rule 144A of the Act.

            6. FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS
            At October 31, 1993, the Trust had outstanding forward exchange currency contracts to purchase and sell foreign currencies as follows:

                              Expiration                      Valuation as of    Unrealized Appreciation
Contracts to Purchase:           Date       Contract Amount  October 31, 1993        (Depreciation)
- ---------------------------  -------------  ---------------  -----------------  -------------------------
Canadian Dollar............     11/5/93       $ 1,135,761       $ 1,135,134             $    (627)
                                            ---------------  -----------------
                                            ---------------  -----------------

Contracts to Sell:
- ---------------------------
Canadian Dollar............     11/5/93       $ 2,323,780       $ 2,377,291                53,511
                                            ---------------  -----------------
                                            ---------------  -----------------
                                                                                        $  52,884
                                                                                          -------
                                                                                          -------

INDEPENDENT AUDITORS' REPORT
Oppenheimer Multi-Government Trust

            The Board of Trustees and Shareholders of
            Oppenheimer Multi-Government Trust:

We have audited the accompanying statements of investments and assets and liabilities of Oppenheimer Multi-Government Trust as of October 31, 1993, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended and the financial highlights for each of the years in the four-year period then ended and the period from November 30, 1988 (commencement of operations) to October 31, 1989. These financial statements and financial highlights are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 1993, by correspondence with the custodian and brokers; and where confirmations were not received from brokers, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Oppenheimer Multi-Government Trust as of October 31, 1993, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the four-year period then ended and the period from November 30, 1988 (commencement of operations) to October 31, 1989, in conformity with generally accepted accounting principles.

                                                 KPMG PEAT MARWICK

                                                 Denver, Colorado
                                                 November 19, 1993

FEDERAL INCOME TAX INFORMATION (Unaudited)
Oppenheimer Multi-Government Trust

In early 1994, shareholders will receive information regarding all dividends and distributions paid to them by the Trust during calendar year 1993. Regulations of the U.S. Treasury Department require the Trust to report this information to the Internal Revenue Service.

None of the dividends paid by the Trust during the fiscal year ended October 31, 1993 are eligible for the corporate dividend-received deduction.

The foregoing information is presented to assist shareholders in reporting distributions received from the Trust to the Internal Revenue Service. Because of the complexity of the federal regulations which may affect your individual tax return and the many variations in state and local tax regulations, we recommend that you consult your tax adviser for specific guidance.

Oppenheimer Multi-Government Trust

GENERAL INFORMATION CONCERNING THE TRUST

Oppenheimer Multi-Government Trust (the "Trust") is a closed-end diversified management investment company with a primary investment objective of seeking high current income consistent with preservation of capital. The Trust's secondary investment objective is capital appreciation. In seeking its objectives, as a matter of fundamental policy, the Trust will invest at least 65% of its total assets in debt instruments issued or guaranteed by the U.S. Government, its agencies or instrumentalities ("U.S. Government Securities") or by foreign governments, their political subdivisions, agencies or instrumentalities, including supranational entities ("Foreign Government Securities").

Currently, as a matter of fundamental policy, the Trust will invest at least 50% of its total assets in U.S. Government Securities and will not make any purchase that will cause 25% or more of its total assets to be invested in Foreign Government Securities. The Trust's Board of Trustees (the "Board") has approved and recommended, subject to the approval of the shareholders of the Trust at the next annual meeting of shareholders of the Trust, that this policy be changed to a non-fundamental policy, changeable by the Board without shareholder approval, and further that (i) the required minimum investment in U.S. Government Securities be reduced to a minimum investment of 30% of the Trust's total assets and (ii) the percentage limitation on investment in Foreign Government Securities be replaced with the policy set forth below in "Foreign Investment Concentration."

The Trust may also invest in certain other securities, including fixed-income securities of domestic and foreign corporations, and may engage in certain special investment techniques, including repurchase transactions, when-issued and delayed delivery transactions and hedging. The investment adviser to the Trust is Oppenheimer Management Corporation (the "Adviser").

RECENT CHANGES IN INVESTMENT POLICIES, RESTRICTIONS AND TECHNIQUES

The following non-fundamental changes to the Trust's investment policies, restrictions and special investment techniques were approved by the Board.

RATINGS OF INVESTMENTS--The Trust is permitted to invest in unrated securities and securities in any rating category, provided that investments in securities rated lower than investment grade ("Baa" by Moody's Investors Service, Inc. ("Moody's") or "BBB" by Standard & Poor's Corporation ("S&P")) may not exceed 50% of the Trust's total assets, with no more than 30% of the Trust's total assets being invested in non-investment grade Foreign Government Securities, securities issued by foreign corporations and securities denominated in non-U.S. currencies. Notwithstanding the foregoing, the Trust may not invest more than 5% of its total assets, measured at the time of purchase, in securities rated "C" by Moody's or "D" by S&P. Previously, Foreign Government Securities and corporate securities denominated in foreign currencies were required to be rated "A" or better by Moody's or S&P or, if unrated, be of comparable quality.

The Trust's ability to increase its investment in high yield securities will enable it to seek higher investment return. However, high yield securities, whether rated or unrated, may be subject to greater market fluctuations and risks of loss of income and principal and may have less liquidity than lower yielding, higher-rated fixed-income securities. Principal risks of high yield securities include (i) limited liquidity and secondary market support, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination of the holder's claims to the prior claims of banks and other senior lenders in bankruptcy proceedings, (iv) the operation of mandatory sinking fund or call/redemption provisions during periods of declining interest rates, whereby the holder might receive redemption proceeds at times when only lower-yielding portfolio securities are available for investment, (v) the possibility that earnings of the issuer may be insufficient to meet its debt service, and (vi) the issuer's low creditworthiness and potential for insolvency during periods of rising interest rates and economic downturn.

FOREIGN INVESTMENT CONCENTRATION--The percentage concentration by the Trust in
14

Oppenheimer Multi-Government Trust

investments in any one country, except the United States, is subject to limitations imposed by the Board (which may be changed by the Board). Currently, the Trust may not invest more than 25% of its total assets in Foreign Government Securities and foreign corporate securities of any one country.

HEDGING AND INTEREST RATE SWAP TRANSACTIONS--The Trust is permitted to use certain hedging instruments to attempt to protect against possible declines in the market value of the Trust's portfolio from downward trends in debt securities markets (generally due to a rise in interest rates), to protect the Trust's unrealized gains in the value of its debt securities which have appreciated, to facilitate selling debt securities for investment reasons, to establish a position in the debt securities markets as a temporary substitute for purchasing particular debt securities, or to reduce the risk of adverse currency fluctuations. One of the hedging instruments the Trust may now employ is interest rate swaps, which involve the exchange by the Trust with another party of their respective commitments to pay or receive interest on a security (e.g., an exchange of floating rate payments for fixed rate payments). The Trust will not use interest rate swaps for leverage. Swap transactions will be entered into only as to security positions held by the Trust. The Trust may not enter into swap transactions with respect to more than 25% of its total assets. The Trust will segregate liquid assets (e.g., cash, U.S. Government Securities or other appropriate high grade debt obligations) equal to the net excess, if any, of its obligations over its entitlements under the swap and will mark to market that amount daily. There is a risk of loss on a swap equal to the net amount of interest payments that the Trust is contractually obligated to make. The credit risk of an interest rate swap depends on the counterparty's ability to perform. The value of the swap may decline if the counterparty's creditworthiness deteriorates. If the counterparty defaults, the Trust risks the loss of the net amount of interest payments that it is contractually entitled to receive. The Trust may be able to reduce or eliminate its exposure to losses under swap agreements either by assigning them to another party, or by entering into an offsetting swap agreement with the same counterparty or another creditworthy party.

PORTFOLIO MANAGEMENT OF THE TRUST

Effective August 19, 1993, Ashwin K. Vasan and Thomas P. Reedy were appointed Vice Presidents and Portfolio Managers of the Trust, replacing Arthur P. Steinmetz and Ralph W. Stellmacher, and thereby became, along with Eva A. Zeff, also a Portfolio Manager and Vice President of the Trust, the persons principally responsible for the day-to-day management of the Trust's portfolio. Messrs. Vasan and Reedy also serve as Vice Presidents of the Adviser and officers of certain other OppenheimerFunds. Mr. Vasan previously served as a securities analyst for the Adviser, prior to which he was a securities analyst for Citibank, N.A. Mr. Reedy previously served as a securities analyst for the Adviser.

DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN

Pursuant to the Trust's Dividend Reinvestment and Cash Purchase Plan (the "Plan"), as to shares of the Trust ("Shares") not registered in nominee name, all dividends and capital gains distributions ("Distributions") declared by the Trust will be automatically reinvested in additional full and fractional Shares unless a shareholder elects to receive cash. If Shares are registered in nominee name, the shareholder should consult the nominee if the shareholder desires to participate in the Plan. Shareholders that participate in the Plan ("Participants") may, at their option, make additional cash investments in Shares, semi-annually in amounts of at least $100, through payment to Shareholder Financial Services, Inc., the agent for the Plan (the "Agent"), accompanied by a service fee of $.75.

Depending upon the circumstances hereinafter described, Plan Shares will be acquired by the Agent for the Participant's account through receipt of newly issued Shares or the purchase of outstanding Shares on the open market. If the market price of Shares on the relevant date (normally the payment date) equals or exceeds their net asset value, the Agent will ask the Trust for payment of the Distribution in additional Shares at the greater of the Trust's net asset value

Oppenheimer Multi-Government Trust

determined as of the date of purchase or 95% of the then-current market price. If the market price is lower than net asset value, the Distribution will be paid in cash, which the Agent will use to buy Shares on The New York Stock Exchange (the "NYSE"), or otherwise on the open market to the extent available. If the market price exceeds the net asset value before the Agent has completed its purchases, the average purchase price per Share paid by the Agent may exceed the net asset value, resulting in fewer Shares being acquired than if the Distribution had been paid in Shares issued by the Trust.

Participants may elect to withdraw from the Plan at any time and thereby receive cash in lieu of Shares by sending appropriate written instructions to the Agent. Elections received by the Agent will be effective only if received more than ten days prior to the record date for any Distribution; otherwise, such termination will be effective shortly after the investment of such Distribution with respect to any subsequent Distribution. Upon withdrawal from or termination of the Plan, all Shares acquired under the Plan will remain in the Participant's account unless otherwise requested. For full Shares, the Participant may either: (1) receive without charge a share certificate for such Shares; or (2) request the Agent (after receipt by the Agent of signature guaranteed instructions by all registered owners) to sell the Shares acquired under the Plan and remit the proceeds less any brokerage commissions and a $2.50 service fee. Fractional Shares may either remain in the Participant's account or be reduced to cash by the Agent at the current market price with the proceeds remitted to the Participant. Shareholders who have previously withdrawn from the Plan may rejoin at any time by sending written instructions signed by all registered owners to the Agent.

There is no direct charge for participation in the Plan; all fees of the Agent are paid by the Trust. There are no brokerage charges for Shares issued directly by the Trust. However, each Participant will pay a pro rata share of brokerage commissions incurred with respect to open market purchases of Shares to be issued under the Plan. Participants will receive tax information annually for their personal records and to assist in federal income tax return preparation. The automatic reinvestment of Distributions does not relieve Participants of any income tax that may be payable on Distributions.

The Plan may be terminated or amended at any time upon 30 days' prior written notice to Participants which, with respect to a Plan termination, must precede the record date of any Distribution by the Trust. Additional information concerning the Plan may be obtained by shareholders holding Shares registered directly in their names by writing the Agent, Shareholder Financial Services, Inc., P.O. Box 173673, Denver, CO 80217-3673 or by calling 1-800-647-7374.
Shareholders holding Shares in nominee name should contact their brokerage firm or other nominee for more information.

SHAREHOLDER INFORMATION

The Shares are traded on the NYSE. Daily market prices for the Trust's shares are published in the New York Stock Exchange Composite Transaction section of newspapers under the designation "OppenGvt." The Trust's NYSE trading symbol is OGT. Weekly net asset value (NAV) and market price information about the Trust is published each Monday in THE WALL STREET JOURNAL and THE NEW YORK TIMES and each Saturday in BARRON'S, and other newspapers in a table called "Closed-End Bond Funds."

OTHER INFORMATION

Except as set forth above, since February 26, 1993 (the effective date of the Trust's registration statement), there have been no (i) material changes in the Trust's investment objectives or policies, (ii) changes in the Trust's declaration of trust or by-laws that would delay or prevent a change in control of the Trust, (iii) material changes in the principal risk factors associated with investment in the Trust and (iv) changes in persons who are primarily responsible for the day-to-day management of the Trust's portfolio.

16